FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


                 For the month of July 1, 2003 to July 31, 2003


                          CITYVIEW CORPORATION LIMITED
                              SEC FILE No. 00028794


             Level 9, 28 The Esplanade, Perth Western Australia 6000



[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

              Form 20-F....X.....      Form 40-F...................

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             Yes.....     No.....X.....

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-.............................

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          CITYVIEW CORPORATION LIMITED
                                                  (Registrant)


Date August 12, 2003


/s/THINAGARAN
.................................................
(Signed by)
THINAGARAN
Director

                              LIST OF ASX DOCUMENTS

                       FROM JULY 1, 2003 TO JULY 31, 2003

               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION



545      Well Report Madura Block - Telaga #1
546      Well Report Madura Block - Telaga #1
547      Well Report Madura Block - Telaga #1
548      Well Report Madura Block - Telaga #1
549      Well Report Madura Block - Telaga #1
550      Well Report Madura Block - Telaga #1
551      Appendix 5B Mining exploration entity quarterly report
552      Report for the Quarter Ended June 30, 2003

     LIST OF AUSTRALIAN SECURITIES INVESTMENT COMMISSION ("ASIC") DOCUMENTS


                       FROM JULY 1, 2003 TO JULY 31, 2003

               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION




         NO DOCUMENTS WERE LODGED WITH ASIC DURING THE MONTH OF JULY 2003.

                               COMPANY LETTERHEAD

July 2, 2003



The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000


                       WELL REPORT MADURA BLOCK -TELAGA #1

CityView Corporation Limited ("CityView") (ASX: CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

Operator:       JOB Pertamina -Medco Madura Pty Ltd
Rig:            P.T Apexindo 1500hp Rig 2
Spud:           12 noon March 29, 2003
Target Depth:   Programmed for 10,200 feet (sub sea)
Present Depth:  9,935 feet

FORMATION OBJECTIVE:


Primary:                                                                       Secondary:
o Lower Kujung (Poleng Mbr)                                          o Lower Tuban
   (Predominately limestone with shale and minor sandstone beds)        (Inter bedded Shale/Sandstone/Limestone)
o Upper Kujung (Prupuh Mbr)                                          o Upper Tuban
   (Predominately Limestone with shale and minor sandstone beds)        (Inter bedded Shale/Sandstone/Limestone)


PRESENT WELL SECTION   6-INCH HOLE

PRESENT ACTIVITY:   (Drilling Ahead)
o The rig has drilled to 9,935ft and continues drilling ahead to the Poleng formation.
o Electric logs and mud logs have indicated possible gas bearing zones in the drilled Prupuh formation. The operator has identified probable test intervals and will confirm the test program on reaching the final total depth of the well.

NEXT OPERATION:
o Drill 6-inch hole section to total depth of the well.

                               COMPANY LETTERHEAD

July 3, 2003



The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000


                       WELL REPORT MADURA BLOCK -TELAGA #1

CityView Corporation Limited ("CityView") (ASX: CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

Operator:      JOB Pertamina -Medco Madura Pty Ltd
Rig:           P.T Apexindo 1500hp Rig 2
Spud:          12 noon March 29, 2003
Target Depth:  Programmed for 10,200 feet (sub sea)
Present Depth: 10,138 feet

FORMATION OBJECTIVE:

Primary:                                                                    Secondary:
o Lower Kujung (Poleng Mbr)                                          o Lower Tuban
   (Predominately limestone with shale and minor sandstone beds)        (Inter bedded Shale/Sandstone/Limestone)
o Upper Kujung (Prupuh Mbr)                                          o Upper Tuban
   (Predominately Limestone with shale and minor sandstone beds)        (Inter bedded Shale/Sandstone/Limestone)

PRESENT WELL SECTION   6-INCH HOLE

PRESENT ACTIVITY:   (Drilling Ahead)
o The rig has drilled to 10,138 feet and continues drilling ahead to the Poleng formation.

NEXT OPERATION:
o Drill 6-inch hole section to total depth of the well.

                               COMPANY LETTERHEAD

July 7, 2003



The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000


                       WELL REPORT MADURA BLOCK -TELAGA #1

CityView Corporation Limited ("CityView") (ASX: CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

Operator:      JOB Pertamina -Medco Madura Pty Ltd
Rig:           P.T Apexindo 1500hp Rig 2
Spud:          12 noon March 29, 2003
Target Depth:  Programmed for 10,200 feet (sub sea)
Present Depth: 10,627 feet

FORMATION OBJECTIVE:


Primary:                                                                    Secondary:
o Lower Kujung (Poleng Mbr)                                          o Lower Tuban
   (Predominately limestone with shale and minor sandstone beds)        (Inter bedded Shale/Sandstone/Limestone)
o Upper Kujung (Prupuh Mbr)                                          o Upper Tuban
   (Predominately Limestone with shale and minor sandstone beds)        (Inter bedded Shale/Sandstone/Limestone)

PRESENT WELL SECTION   6-INCH HOLE

PRESENT ACTIVITY: (Drilling Ahead)
o The rig has drilled to 10,627 feet.
o The Operator has received permission from BP MIGAS to continue drilling up to 11,000ft.
o At the time of this report the rig continues to drill ahead, however the Operator will take a decision this morning whether to run logs before reaching 11,000ft.

NEXT OPERATION:
o Drill 6-inch hole section to 11,000ft total depth of the well.
o Run logs.

                               COMPANY LETTERHEAD

July 9, 2003



The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000


                       WELL REPORT MADURA BLOCK -TELAGA #1

CityView Corporation Limited ("CityView") (ASX: CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

Operator:      JOB Pertamina -Medco Madura Pty Ltd
Rig:           P.T Apexindo 1500hp Rig 2
Spud:          12 noon March 29, 2003
Target Depth:  Programmed for 10,200 feet (sub sea)
Present Depth: 10,650 feet

FORMATION OBJECTIVE:

Primary:                                                                    Secondary:
o Lower Kujung (Poleng Mbr)                                          o Lower Tuban
   (Predominately limestone with shale and minor sandstone beds)        (Inter bedded Shale/Sandstone/Limestone)
o Upper Kujung (Prupuh Mbr)                                          o Upper Tuban
   (Predominately Limestone with shale and minor sandstone beds)        (Inter bedded Shale/Sandstone/Limestone)


PRESENT WELL SECTION   6-INCH HOLE

PRESENT ACTIVITY:
o The rig has drilled to 10,650 feet.
o The Operator has confirmed that logs are to be run at 10,650 feet. The rig has completed a wiper trip, and is at present pulling out of the hole to run logs.
o Logging is anticipated to be complete by late afternoon 9 July 2003.

NEXT OPERATION:
o Run logs.

                               COMPANY LETTERHEAD

July 15, 2003


The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

                       WELL REPORT MADURA BLOCK -TELAGA #1

CityView Corporation Limited ("CityView") (ASX: CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

Operator:      JOB Pertamina -Medco Madura Pty Ltd
Rig:           P.T Apexindo 1500hp Rig 2
Spud:          12 noon March 29, 2003
Target Depth:  Programmed for 10,200 feet (sub sea)
Present Depth: 10,650 feet

FORMATION OBJECTIVE:

Primary:                                                                    Secondary:
o Lower Kujung (Poleng Mbr)                                          o Lower Tuban
   (Predominately limestone with shale and minor sandstone beds)        (Inter bedded Shale/Sandstone/Limestone)
o Upper Kujung (Prupuh Mbr)                                          o Upper Tuban
   (Predominately Limestone with shale and minor sandstone beds)        (Inter bedded Shale/Sandstone/Limestone)


PRESENT WELL SECTION   6-INCH HOLE

PRESENT ACTIVITY:   (Wiper trip and reaming)
o The rig has been experiencing problems in running the logs for the bottom hole section due to the hole caving in. The hole was cleaned however a second attempt to log also resulted in the tool being unable to pass through the section.
o The rig is performing a wiper trip and reaming out the tight section in preparation to make a third attempt to log. o The cement bond log was successfully run. o The Operator is in the process of finalizing the testing program for the Prupuh section of the well.

NEXT OPERATION:
o Re-Run logs.

                               COMPANY LETTERHEAD

July 25, 2003


The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

                       WELL REPORT MADURA BLOCK -TELAGA #1

CityView Corporation Limited ("CityView") (ASX: CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

Operator:      JOB Pertamina -Medco Madura Pty Ltd
Rig:           P.T Apexindo 1500hp Rig 2
Spud:          12 noon March 29, 2003
Target Depth:  Programmed for 10,200 feet (sub sea)
Present Depth: 10,650 feet

TESTING OPERATIONS

PRESENT ACTIVITY:   (Running Test String)
o The Operator confirmed that the total depth for the well has been reached at 10,650ft and drilling operation has now been completed.
o The rig was unable to obtain logs from the 6-inch section due to constant hole caving and bridging preventing the logging tools from entering the section.
o For the same reasons as above it was decided not to run the 4 1/2-inch casing liner as the risk of getting the liner stuck was high. As such the Operator has cemented back the 6-inch hole section up to the 7-inch shoe.
o Several potential zones of interest have been identified in the Prupuh formation. The Operator in consultation with BPMIGAS has confirmed the immediate testing of one zone. The results of this test will determine the method and requirements of further testing the well.
o Currently the rig has prepared for testing DST-1 and is presently running the test string. It is anticipated that the well will be perforated and the test will commence at first light Saturday 26 July 2003.

NEXT OPERATION:
o Perforate interval.
o Commence testing.

                                   Appendix 5B

                   Mining exploration entity quarterly report

Introduced 1/7/96.  Origin:  Appendix 8.  Amended 1/7/97.

 Name of entity
 --------------------------------------------------------------------------------------------------------
 CITYVIEW CORPORATION LIMITED
 --------------------------------------------------------------------------------------------------------

 ACN                                                             Quarter ended ("current quarter")
 ------------------------------------------                      ----------------------------------------
                009 235 634                                                   30 JUNE 2003
 ------------------------------------------                      ----------------------------------------


Consolidated statement of cash flows

                                                             ------------------------- -----------------------
                                                                 Current quarter            Year to date
Cash flows related to operating activities                            $A'000                 (6 Months)
                                                                                               $A'000
                                                             ------------------------- -----------------------
1.1       Receipts from product sales and related debtors

1.2       Payments for      (a) exploration and evaluation              -                        -
                            (b) development                             -                        -
                            (c) production                              -                        -
                            (d) administration                        (243)                    (506)
1.3       Dividends received                                            -                        -
1.4       Interest  and  other  items of a  similar  nature             11                       26
          received
1.5       Interest and other costs of finance paid                      -                        -
1.6       Income taxes paid                                             -                        -
1.7       Other (provide details if material)                           -                        -
                                                             ------------------------- -----------------------
          Net Operating Cash Flows                                    (232)                    (480)
--------- -------------------------------------------------- ------------------------- -----------------------

          Cash flows related to investing activities
1.8       Payment for purchases of:   (a) prospects                     -                        -
                                      (b) equity investments            -                        -
                                      (c) other fixed assets            -                        -

1.9       Proceeds from sale of:      (a) prospects                     -                        -
                                      (b) equity investments            -                        -
                                      (c) other fixed assets            -                        -
1.10      Loans to other entities                                       -                        -
1.11      Loans repaid by other entities                                -                        -
1.12      Other (provide details if material)                           -                        -
                                                             ------------------------- -----------------------

          Net investing cash flows                                      -                        -
                                                             ------------------------- -----------------------
1.13      Total   operating   and   investing   cash  flows           (232)                    (480)
          (carried forward)
--------- -------------------------------------------------- ------------------------- -----------------------



--------- -------------------------------------------------- ------------------------- ------------------------
1.13      Total operating and investing cash flows                    (232)                     (480)
          (brought forward)
--------- -------------------------------------------------- ------------------------- ------------------------

          Cash flows related to financing activities
1.14      Proceeds from issues of shares, options, etc.                 -                         -
1.15      Proceeds from sale of forfeited shares                        -                         -
1.16      Proceeds from borrowings                                      -                         -
1.17      Repayment of borrowings                                       -                         -
1.18      Dividends paid                                                -                         -
1.19      Other (provide details if material)                           -                         -
                                                             ------------------------- ------------------------
          Net financing cash flows                                      -                         -
--------- -------------------------------------------------- ------------------------  ------------------------

          Net increase (decrease) in cash held                        (232)                     (480)

1.20      Cash at beginning of quarter/year to date                   1,251                     1,499
1.21      Exchange rate adjustments to item 1.20                        -                         -
                                                             ------------------------- ------------------------
1.22      Cash at end of quarter                                      1,019                     1,019
--------- -------------------------------------------------- ------------------------- ------------------------
Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities
                                                                                      ------------------------
                                                                                          Current quarter
                                                                                              $A'000
                                                                                      ------------------------
1.23        Aggregate amount of payments to the parties included in item 1.2                     -
                                                                                      ------------------------
1.24        Aggregate amount of loans to the parties included in item 1.10                       -
----------- ------------------------------------------------------------------------- ------------------------

1.25        Explanation necessary for an understanding of the transactions

            1.23 Payment of Directors fees, reimbursement of Directors expenses in relation to the company.

            --------------------------------------------------------------------------------------------------
Non-cash financing and investing activities

2.1       Details of financing and investing  transactions  which have had a material  effect on consolidated assets and liabilities but did not involve cash flows
          ----------------------------------------------------------------------------------------------------

                                                          N/A

          ----------------------------------------------------------------------------------------------------

2.2       Details of outlays  made by other  entities to  establish  or  increase  their share in projects in which the reporting entity has an interest
          ----------------------------------------------------------------------------------------------------

                                                          N/A

          ----------------------------------------------------------------------------------------------------

Financing facilities available
Add notes as necessary for an understanding of the position.

                                                            -------------------------- -------------------------
                                                                Amount available             Amount used
                                                                     $A'000                     $A'000
                                                            -------------------------- -------------------------
3.1       Loan facilities                                               -                         -

                                                            -------------------------- -------------------------
3.2       Credit standby arrangements                                   -                         -
--------- ------------------------------------------------- -------------------------- -------------------------



Estimated cash outflows for next quarter
                                                                           -------------------------------------
                                                                                          $A'000
                                                                           -------------------------------------
4.1       Exploration and evaluation                                                        -
                                                                           -------------------------------------
4.2       Development                                                                       -
                                                                           -------------------------------------
--------- ---------------------------------------------------------------- -------------------------------------
                                                                                            -
          Total
--------- ---------------------------------------------------------------- -------------------------------------

                             Reconciliation of cash

Reconciliation of cash at the end of the quarter (as Current quarter Previous quarter shown in the consolidated statement of cash flows) to $A'000 $A'000 the related items in the accounts is as follows.
---------------------------------------------------------- ------------------------ --------------------------


5.1       Cash on hand and at bank                                  1,019                     1,251
                                                           ------------------------ --------------------------
                                                                      -                         -
5.2       Deposits at call
                                                           ------------------------ --------------------------
                                                                      -                         -
5.3       Bank overdraft
                                                           ------------------------ --------------------------
                                                                      -                         -
5.4       Other (provide details)
                                                           ------------------------ --------------------------
                                                                    1,019                     1,251
          Total: cash at end of quarter (item 1.22)
--------- ------------------------------------------------ ------------------------ --------------------------


Changes in interests in mining tenements

                                      -------------- ------------------------------ ------------- ------------
                                      Tenement       Nature of interest             Interest at   Interest
                                      reference      (note (2))                     beginning     at end of
                                                                                    of quarter    quarter
                                      -------------- ------------------------------ ------------- ------------
6.1       Interests in mining               -                      -                     -             -
          tenements relinquished,
          reduced or lapsed


                                      -------------- ------------------------------ ------------- ------------
6.2       Interests in mining               -                      -                     -             -
          tenements acquired or
          increased
                                      -------------- ------------------------------ ------------- ------------


Issued and quoted securities at end of current quarter
Description includes rate of interest and any redemption or conversion rights together with prices and dates.

                               ------------------- ------------------- ------------------- ----------------------
                               Number issued       Number quoted       Issue price per     Amount paid up per
                                                                       security (see       security (see note
                                                                       note 3) (cents)     3) (cents)
                               ------------------- ------------------- ------------------- ----------------------
7.1      Preference
         +securities
         (description)
                               ------------------- ------------------- ------------------- ----------------------
7.2      Issued during
         quarter
-------- --------------------- ------------------- ------------------- ------------------- ----------------------
7.3      +Ordinary securities       70,161,616
                               ------------------- ------------------- ------------------- ----------------------
7.4      Issued during
         quarter
         a) Inceases through
         issues
         b) Decreases
         through returns of
         capital, buy-backs
-------- --------------------- ------------------- ------------------- ------------------- ----------------------
7.5      +Convertible debt
         securities
         (description and
         conversion factor)

                               ------------------- ------------------- ------------------- ----------------------
7.6      Issued during
         quarter

-------- --------------------- ------------------- ------------------- ------------------- ----------------------
                                                                         Exercise price         Expiry date
7.7      Options
         (description and
         conversion factor)
                               ------------------- ------------------- ------------------- ----------------------
7.8      Issued during
         quarter
                               ------------------- ------------------- ------------------- ----------------------
7.9      Exercised during
         quarter

                               ------------------- ------------------- ------------------- ----------------------
7.10     Expired during
         quarter
-------- --------------------- ------------------- ------------------- ------------------- ----------------------
7.11     Debentures
         (totals only)

-------- --------------------- ------------------- -------------------
7.12     Unsecured notes
         (totals only)
                               ------------------- -------------------

                              Compliance statement


1 This statement has been prepared under accounting policies, which comply with accounting standards as defined in the Corporations Act 2001 or other standards acceptable to ASX (see note 4).

2  This statement does give a true and fair view of the matters disclosed.



Sign here:     /s/THINAGARAN                 Date: 29 July 2003
              -----------------
                  Director

Print name:       Thinargaran

                                      Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3. Issued and quoted securities The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities

4. The definitions in, and provision of, AASB 1022: Accounting for Extractive Industries and AASB 1026: Statement of Cash Flows apply to this report.

5. Accounting Standards ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

                                 == == == == ==

                               COMPANY LETTERHEAD

                          REPORT FOR THE QUARTER ENDED
                                  JUNE 30, 2003


                               SUMMARY FACT SHEET
--------------------------------------------------------------------------------
                                 Company Details

Registered Office:                     17 Ord Street
                                       West Perth WA 6005
                                       Australia
Principal Place of Business:           Level 9
                                       28 The Esplanade
                                       Perth WA 6000
Telephone:                             (618) 9226 4788
Fax:                                   (618) 9226 4799
E-Mail:                                INFO@CITYVIEWCORP.COM
                                       ---------------------
Internet:                              WWW.CITYVIEWCORP.COM
                                       --------------------
Chief Executive Officer:               A I Saddique
Chairman:                              Y M Jumabhoy
Directors:                             R Goh
                                       E Ee
                                       Thinagaran
                                       Md N Ramli
                                       J F Arbouw
Company Secretary:                     J F Arbouw
Australian Auditors:                   BDO
Australian Stock Exchange Symbol:      CVI
NASD Symbol:                           CTVWF
Australian Share Registry:             Computershare Investor Services Pty. Ltd.
US Share Registry:                     Computershare Trust Company Inc
--------------------------------------------------------------------------------

Market Capitalisation at June 30, 2003

Shares on Issue                        70,161,616
Options                                Nil
Fully Diluted Capital                  70,161,616
Market Value Fully Diluted             AUD$6,665,353 (US$4,446,590)

------------------------------------------------------------ -------------------

Trading Volume
                     AUS              US             TOTAL
  MONTH             VOLUME          VOLUME          VOLUME
  -----             ------          ------          ------
  April 2003        97,894          473,300         571,194
  May 2003         376,789          460,000         836,789
  June 2003        281,779          539,300         821,079
  TOTAL            756,462        1,472,600       2,229,062
--------------------------------------------------------------------------------

                               COMPANY LETTERHEAD

Oil & Gas Indonesia
CityView has a 25% gross interest in both the Madura (674,100 acres) and Simenggaris (675,582 acres) Blocks. CityView's Joint Venture partner and Operating Shareholder is PT Medco Energi Internasional TBK ("the Operator").

Madura Concession - Madura Island, Indonesia:

Telaga #1 Well
Throughout Q1, mobilization of rig and drilling equipment from the Tambuku #1 block took place and was completed in early March. The commencement of drilling had to await inspection and authorisation by MIGAS, which was delayed. Spud-in took place at 12 noon March 29, 2003. Regular reports on the drilling of Telaga #1 can be viewed at WWW.CITYVIEWCORP.COM under "Recent Announcements".

The target depth of 10,200 feet (sub sea) was reached in early July. The operator obtained permission from the relevant authority, BPMIGAS to continue drilling to 11,000 feet. However due to hole problems, the Operator was unable to drill beyond 10,650 and this is the final total depth of the well. Electric logs and mud logs indicated possible gas bearing zones in the drilled Prupuh formation. Probable test intervals have been identified and the Operator has confirmed that they will carry out testing on 1 zone for now and this testing program is currently being carried out.

The Operator has indicated that they will be carrying out a thorough evaluation of all the wells in this block and will advise CityView on their recommendations shortly. This will include the feasibility of the further testing program on Tambuku and the delineation well in Sebaya.
 Simenggaris Concession - Kalimantan Indonesia

The Simenggaris block is programmed to drill a further two wells. These wells are "Bangku Besar" and "Sesayap" #1. In October 2002, the Operator advised CityView that the estimated reserves, based on information available to the Operator, for the wells were:

Bangku Besar A1   27 MMBO oil   and 127 BCF gas
Sesayap B         29 MMBO oil   and 108 BCF gas

These estimates are furnished to CityView by the Operator and have not been verified in accordance with Australian Stock Exchange Listing rules 5.11,5.12 and 5.13. CityView released the estimated reserves in good faith but advises investors not to rely on same.

The Operator further advised that drilling of the Bangku Besar Barat and Sesayap wells would not be commenced until a seismic survey had been performed over the fields. The seismic survey is expected to commence within the next few months. The Operator wishes to perform a seismic survey, as the geological data from the survey will assist them in determining which part of the block to relinquish to the Indonesian authorities in Year 2004. Under the terms of the agreement, 25% of the block is to be relinquished to the Indonesian authorities in Year 2004.

Sands Solutions Group Pty Ltd ("Sands Solutions")
As reported on December 5, 2002, CityView obtained an order from the Supreme Court of Western Australia appointing Mervyn Jonathan Kitay of Grant Thornton as receiver and manager of Sands Solutions Group Pty Ltd.

Throughout the Quarter, the Receiver and Manager was still in the process of realising the assets and undertaking of Sands Solutions. The Board of CityView will know in due course the recoverability of the loan. Pending the outcome of the realisation of the said asset, the Board decided that provision should be made in CityView's accounts for this loan.

                               COMPANY LETTERHEAD

In light of the above matters, the Board also instructed Grant Thorton to carry out a review of Sands Solution's financial accounts and to scrutinise all significant transactions of Sands Solutions for the last three years and to advise if the same were in order. In the event that the said review reveals any discrepancies in the finanical accounts or in any significant transaction, the Borard has resolved to put the results of the review in the hands of their solicitors and obtain professional advice on the matter.

The Board vies this entire matter with deep concern and intends to pursue all and any remedies that CityView may have, whether against Sands Solutions or any other person, to recover any loss that it should suffer in this matter.

The Board has placed this matter in the hands of Allens Arthur Robinson, a leading Australian law firm, which is reviewing all of the documentation and circumstances. They will let us have their advice in due course.

Finance
Cash at Bank                                            AUD$ 1,019,531
Expenditure for the Quarter                             AUD$ 247,220